APD Antiquities, Inc.

Supplemental Letter

The disclosure(s) in the filing(s) have been reviewed by the registrant and are accurate and adequate.  In connection with responding to the United States Security and Exchange Commission comments,  the registrant acknowledges that:  The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;  Staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;  and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for the Fiscal Year ended December 31, 2005

Item 8A. Controls and Procedures

1.

APD Antiquities, Inc. (hereinafter "We", the "Registrant" or the "Company") has revised our Controls and Procedures disclosure to include that our certifying officers concluded that our controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.

Statement of Stockholders’ Equity

2.

We mistakenly failed to include 40,000 shares of common stock issued for cash in the stockholders’ equity information for December 31,2004.  We have revised our statement of stockholders’ equity to properly reflect this transaction in the amended filing.

Exhibit 31.1

3.

We have revised the language of our certification to reflect that of the language in Item 601(b)(31) of Regulation S-B.

Form 10-QSB/A as of March 31, 2006

4.

We have revised the language of our certification to reflect that of the language in Item 601(b)(31) of Regulation S-B.

Form 10-QSB as of June 30, 2006

5.

We have revised the Form 10-QSB as of June 30, 2006 to address comments under Form 10-QSB/A as of March 31, 2006.  We have also revised the controls and procedures to make the certifications accurate, provided under Part I, Item 3.

Date:  December 6, 2006

By: /s/ Cindy K. Swank

              Cindy K. Swank, President

              Chief Executive Officer,

              Chief Financial Officer